GEMPLUS INTERNATIONAL S.A.
46a, avenue JF Kennedy
2nd floor
L-1855 Luxembourg
Grand Duchy of Luxembourg

December 24, 2005

Via Facsimile: +1 (202) 772-9205

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Attention:	Larry M. Spirgel
Adam Washecka

Re:	Gemplus International S.A. (the “Company”) Form 20-F for the fiscal year ended December 31, 2004 Filed June 30, 2005 File No. 000-31052
Dear Mr. Littlepage:
We are responding to the Staff of the Securities and Exchange Commission’s letter dated November 28, 2005, concerning the above-referenced filing. For your convenience, we have repeated the Staff’s comments before each of our responses below.
Form 20-F for the year ended December 31, 2004
2. Summary of significant accounting policies, page F-6
2.5 Revenue recognition, page F-9
Comment:
1. We refer to your response to comment 3 in which you state “In certain other cases, the Company provides customized operating systems and chip cards in each segment”. Please tell us whether you sell chip cards that only are functional on your customized operating systems, and if so, when you recognize revenue from the sale of these chip cards. Otherwise, explain to us in more detail the nature of these customized chip cards. Reference all pertinent, authoritative, GAAP accounting literature in your response that supports your accounting treatment.
Response:
Chip cards
The chip card production cycle consists of four main stages: chip design, micromodule manufacturing, embedding and personalization.

•	Chip design: The most important features of the chips used in chip cards relate to their memory and data processing performance. The chips used in the Company’s chip cards are designed and manufactured by semiconductor foundries, including with technologies provided the Company.

•	Micromodule manufacturing: The chips supplied by semiconductor foundries for use in the Company’s chip cards are delivered in the form of wafers that contain up to 10,000 chips per wafer. To be used in chip cards, the wafers are sawed into individual chips that are then picked from the wafer and placed on printed circuit boards. After the chip is connected to a set of contacts, a thin layer of resin is then applied to cover and protect the micromodule assembly

•	Embedding: The embedding stage consists of the production and preparation of a plastic card body and the placement of the micromodule in the card body.

•	Personalization: Personalization consists of both an electrical and graphical process. The different stages of personalization can include, among other things, data processing (such as PIN code or digital key), chip loading (personal data and applets), card body embossing, magnetic stripe encoding, printing and packaging.
A chip card is generally complete and has value for the user only when personalized. As a result, the Company only recognizes revenue when the chip card is personalized and delivered to the customer, and all criteria of SAB 104 are met. Since the personalization of chip cards involves the creation of unique cards for customers and users, these cards can be considered “customized”. In some instances, the Company may sell cards that are not personalized, since the customer or its customer(s) or other provider(s) will personalize the cards. For those cards, the Company recognizes revenue when the card is delivered to the customer, and when all criteria of SAB 104 are met.
Customized operating systems
Chip cards are sold with an embedded generic operating system supplied by the Company. Some customers have specific requirements for the behavior of the chip cards’ operating system. The Company develops certain applications or “filters” that, when loaded on a chip card, have the effect of modifying the performance of its generic operating systems to accommodate customer requirements. This development work is typically reflected only in the price of chip cards sold. The Company recognizes revenue when the card is delivered to the customer, and when all criteria of SAB 104 are met.
In addition to the development work by the Company to adapt its generic chip card operating systems to accommodate customer requirements, the requirements of a small number of large customers can be so significant as to require actual customization of the chip card operating system. This customization of the chip card operating system is considered as a development cost by the Company, and is not invoiced to the customer. The cost of this development work is reflected in the price of chip cards sold. The Company recognizes revenue when the card is delivered to the customer, and when all criteria of SAB 104 are met.
In addition to chip cards, the Company also provides certain software applications that are not embedded or loaded on cards and infrequently, the Company may sell chip cards along with those software applications. The software application is not essential to the functionality of the chip cards. Such software and services are to add functionality for the customers’ intended use of the cards, but are not necessary for the basic operation of the cards. The basic operation of personalized chip cards is not dependent upon the use of the Company’s applications in the substantial majority of markets. The Company does not supply essential wireless telecommunications infrastructure (other than SIM cards), and its software marketed for use in such systems is to add to or enhance the principal functions of wireless telecommunications networks. Similarly, in financial services markets the Company does not supply essential elements of the network payment systems of issuers, merchants or payment associations (other than chip cards).
The software applications not loaded on chip cards that the Company markets are designed to operate with chip cards sold by many suppliers, whether provided by the Company or not. Most of the Company’s customers have multiple suppliers for chip cards, as the technical specifications of the chip cards are always defined by the Company’s customers.

2.

Revenue on software applications that is recognized independently from the sale of chip cards is accounted for under SOP 81-1, as required by paragraph 7 of SOP 97-2. The chip card sales are not subject to contract accounting pursuant to paragraph 14 of SOP 81-1. Revenue related to chip card sales is recognized when the chip cards are delivered and other requirements of SAB 104 are met, based on the selling prices charged by the Company to other customers for sales of chip cards sold separately.
11. Goodwill, page F-20 – Impairment tests for goodwill, page F-21
Comment:
2. We note in your response to comment 8; however, it is not clear to us why the disposal of SLP should not result in discontinued operations presentation. Please describe for us in more detail your consideration of SFAS 144 and EITF 03-13 in making this determination. In this regard, we note in Note 11 that you state there was “a significant decline in sales of SLP software” and “SLP eventually ceased its activities in 2004.” Tell us if the Company continues to generate revenue in 2005 from the sale of SLP software. Further, explain to us whether the continued cash flows are the result of the migration of SLP software revenues from the disposed component or a continuation of activities with the disposed component.
Response:
When acquiring SLP Infoware SA, Gemplus’s key consideration was the acquisition of “anti-churn” and customer relationship management applications, which could be integrated with Gemplus cards for mobile telecommunication customers. The technology of SLP Infoware SA was transferred to Gemplus SA France into its portfolio of card application.
In 2003, the sale of “stand alone” SLP software for use other than with smart cards was not significant (revenues of € 563 thousand in 2003), and has subsequently been discontinued in addition to the cessation of SLP’s legal existence.
In evaluating the guidance in EITF 00-13, it is important to note that there were deminimus cash flows before and after the legal entity SLP software was dissolved in 2004. In 2003, SLP revenues were € 563 thousand compared to the Company’s consolidated revenues of € 749 million. The dissolution of the legal entity associated with SLP software did not qualify as discontinued operations under IFRS (IAS 35), under which the Company presents its primary financial statements. Paragraph 2 of IAS 35 defines a discontinued operation as follows:
“A discontinuing operation is a component of an enterprise:
(a)	that the enterprise, pursuant to a single plan, is:
(i)	disposing of substantially in its entirety, such as by selling the component in a single transaction, by demerger or spin-off of ownership of the component to the enterprise’s shareholders;

(ii)	disposing of piecemeal, such as by selling off the component’s assets and settling its liabilities individually; or

(iii)	terminating through abandonment;
(b)	that represents a separate major line of business or geographical area of operations; and

(c)	that can be distinguished operationally and for financial reporting purposes.
Under IFRS, the Company’s conclusion was that SLP:

3.

•	did not represent a separate major line of business (IAS 35 – 2.b.) since SLP revenues represented less than 0.01% of the Company’s consolidated revenues in 2003, and 0.3% of consolidated revenues in 2002; and

•	could not be distinguished for financial reporting purposes since SLP was part of the sub-business unit of “mobile telecommunications”, and was never distinguished for internal or external financial reporting purposes (IAS 35 – 2.c.).
Presenting the disposal of this business as discontinued operations under US GAAP would not have a material impact on the financial statements other than to reclassify under US GAAP operating losses of € 12.1 million and € 34.8 million in 2002 and 2003 from continuing operations to discontinued operations. The 2002 amount primarily related to R&D expenses and software amortization, and the 2003 amount primarily related to goodwill. The Company’s operating income under US GAAP for 2002 and 2003 were (€ 257.1 million) and (€ 154.5 million), respectively.
12. Deferred development costs, page F-21
Comment:
3. We note your response to comment 9; however, it is unclear to us how you addressed these differences in your reconciliation of net income and shareholders’ equity in note 39. Please explain to us in detail how you calculated the “Capitalized development costs” line item values for each of the previous three years in your reconciliation of net income and shareholders’s equity. To the extent possible, reconcile these amounts to the deferred development costs amounts in Note 12.
Response:
Below is a roll-forward of the “Capitalized development costs” line item for the last three years:

	Opening	Impact for	Closing	Impact for	Closing	Impact for	Closing
	balance	the year	balance	the year	balance	the year	balance
	Jan. 1, 2002	FY 2002	Dec. 31, 2002	FY 2003	Dec. 31, 2003	FY 2004	Dec. 31, 2004

Deferred development costs under IFRS	28,470	(2,560)	25,910	(7,994)	17,916	1,306	19,222

US GAAP reconciling item
Capitalized development costs	(5,518)	(1,803)	(7,321)	7,321	0	0	0

Deferred development costs under US GAAP	22,952	(4,363)	18,589	(673)	17,916	1,306	19,222

Comment	A	B	B	C	C	D	D

A.	At December 31, 2001, the Company had identified a development project other than software, capitalized under IFRS for a total amount of € 5,518 thousand. This did not meet the capitalization criteria under US GAAP. This project consisted in developing chip designs in order to better take into account the requirements of chip card manufacturing.

B.	In FY 2002, the Company further identified an amount of € 1,803 thousand of development costs capitalized under IFRS that did not meet the capitalization criteria under US GAAP. In total, the reconciling item amounted to € 7,321 thousand.

C.	In FY 2003, as part of a restructuring plan consisting of refocusing the Company on its core business, the Company decided to transfer this project related to chip design to a semiconductor manufacturer. Future development costs, including those related to employees assigned to the

4.

project, have thus been transferred to this manufacturer. The Company was promised potential reductions in the purchase price of certain chips, which were not guaranteed and thus for which future cash flows were not demonstrated. Based on such uncertainty, the development capitalized has been written-off under IFRS. As this project was not capitalized under US GAAP, the entry was reversed under US GAAP, and at December 31, 2003, no reconciling item remained (i.e., all development projects capitalized under IFRS were software development costs and met the capitalization criteria under US GAAP).

D.	In FY 2004, all projects capitalized under IFRS met the US GAAP criteria for capitalization. Hence, no reconciling item has been identified.
14. Investments in Associates, page F-22
Comment:
4. We note your response to comment 10. Please revise your Form 20-F to fully comply with the disclosure requirements of Rule 4-08(g) of Regulation S-X.
Response:
Note 14 of the financial statements would be presented as follows, at December 31, 2005 (proposed modifications are underlined below):
14. INVESTMENTS IN ASSOCIATES
Investments in associates can be analyzed as follows:

	(in thousands of euros)
	2005	2004	2003

As of January 1	12,864	19,216	21,008

Change in perimeter (1)		—	7,090
Share of (loss) profit		(5,970)	(7,561)
Currency adjustments		(382)	(1,321)

As of December 31		12,864	19,216

(1)	Change in perimeter comprises the impact of changes in ownership interest leading to reclassifications between subsidiaries, available-for-sale financial assets and investments in associates.
The Company has investments in associates in several non-public start-up companies. These investments are accounted for in accordance with the accounting policies described in Note 2.2. The Company has no significant flow of transactions with these companies.
As indicated in Note 2.2.b., the Company’s investment in associates includes goodwill (net of any amortization and any impairment loss) identified on acquisition. At December 31, 2005, 2004, and 2003, the net book value of goodwill in associates amounted to € XXX thousand, € 6,616 thousand and € 10,851 thousand, respectively.

5.

At December 31, 2005, the Company’s investments in associates consisted of the following:

Name of the company	Country	% control	Name of the company	Country	% control
Leigh Mardon Gemplus Pty Ltd	Australia	50%	Setelis SA	France	21.6%
Gemware Technology Ltd	BVI	25%	CLM GmbH & Co. KG	Germany	50%
Solutions Fides	Canada	49%	Toppan Gemplus Services Co. Ltd	Japan	50%
Realtime A/S	Denmark	49%	Concesionaria Renave SA de CV	Mexico	20%
Welcome Realtime SA	France	49%	Gemplus EDBV Smart Labs Pte Ltd	Singapore	50%
Immotec Systemes SAS	France	49%	Gemplus EDBV Smart Labs Management Pte Ltd	Singapore	50%
Ismap SA	France	35.1%	Aju Data Services Co. Ltd	South Korea	33.3%
Gkard SAS	France	50%	Softcard Solutions Ltd	United Kingdom	21%
Netsize SA	France	24%
To be updated at December 31, 2005
At December 31, 2004, the summarized financial information relating to the Company’s associates was as follows (in thousands of euros): [Summarized financial information as outlined in SX 1-02(bb) for 2004 will be provided in the Company’s 2005 20-F. Such information is currently not readily available. The Company does not plan to include the information for 2003 and 2005 because it is clearly deminimus from both an income statement and balance sheet perspective, as discussed in our previous letter dated October 13, 2005 to the Staff.]
19. Non-current portion of provisions and other liabilities, page F-25
Comment:
5. We note your explanation for the excess accruals for German income taxes and the French taxes in your response to comment 12; however, we continue to question whether your recording of these accruals in your US GAAP financial statements was in accordance with US GAAP. We understand in Germany and in France there is generally no possibility to enter into tax rulings or to discuss tax positions before filing. Certain tax positions are, thus, discussed during tax audits. In some circumstances, when interpretation of the law is required, the Company may take certain tax positions which may be challenged. This creates a risk of loss for the Company. Please respond to the following questions so that we may better understand your policy for recording loss accruals.
a.	Please explain to us the timing of your recognition of each of the loss accruals that were reversed during 2004. Tell us if you record a loss accrual when you file a tax return, receive notification of an audit, and/or learn of a potential issue identified during a audit

b.	Please clarify why you mean by the following statement on page 10 of your letter: “[t]he Company documents its position that a tax return may have risk when it recognizes that it is likely that the tax authority will challenge, at least partly, its position.”

c.	With respect to each type of tax and tax jurisdiction, explain to us management’s expectation of a future audit when filing a return, and the basis for this expectation.

d.	Upon determining that you have a probable loss, explain to us how you decide upon the amount to accrue.

6.

Response:
a. and b. The Company has defined the following policy to record loss accruals with regards to provisions for tax risks:
Upon filing a tax return, and in certain other limited circumstances (e.g. change in jurisprudence), the Company may have varying degrees of confidence that the tax position taken will ultimately be sustainable. The Company generally will not take a position in its tax return when there is a low degree of confidence that the tax position would prevail; but if it did, no related tax benefit is recognized. The Company makes a determination on the sustainability of the position in the tax accrual for the year the tax position is taken.
The Company does not reassess its tax positions upon notification of a tax audit, as this notification does not bring any new information with regards to the Company’s tax positions.
When potential issues are identified during the audit, they are discussed with the tax authorities, and the recognition of the related tax benefits is reassessed, based upon the sustainability of the tax position based upon its technical merits and whether it is likely that the tax authorities’ positions will prevail. If so, the Company records a loss accrual.
Loss accruals are reversed either upon the settlement of the tax audit, or upon the expiration of applicable statute of limitations.
c. The Company has tax jurisdictions in numerous countries worldwide. The likelihood of an audit does not impact the recognition or not of a tax benefit.
d. Amounts accrued are based on the Company’s best estimate of the taxes payable. As a general rule, the Company’s estimates are supported by analyses performed by external tax advisors.
The timing of recognition of the loss accruals that were reversed in 2004 is detailed below (in thousands of euros):

– Germany: income tax risk following a tax audit	1,726	(1)
– France: property tax	180	(2)
– France: business tax	695	(3)
– France: VAT on postage costs	289	(4)
– France: income tax risk on a special tax regime	281	(5)
– Singapore: income tax risk following a tax audit	94	(6)
– Other miscellaneous	201

Total	3,466

(1)	The two main subsidiaries of the Company in Germany were subject to a tax audit covering a number of years (1995 to 2001), which commenced in 2003, and which was finalized on April 7, 2005. An income tax accrual was recorded upon filing of the 2000 tax returns amounting to € 2,525 thousand, which related to a tax position that was subject to interpretation and for which the Company had a low degree of confidence that the position would ultimately be sustainable. In FY 2003, following various discussions with the German tax authorities and based on the Company’s best estimate of the final outcome of the tax audit, the accrual was increased by € 1,810 thousand, to € 4,335 thousand, at year-end. In the fourth quarter of 2004, the tax authorities and the Company reached an agreement in principle on the significant issues raised in the audit, based on further evidence provided by the Company. As a result, the provision was reduced by € 1,726 thousand, to € 2,609 thousand, at year-end 2004.

7.

The Company received the final tax assessment related to the audit on April 7, 2005. The results of the final tax assessment were consistent with the 2004 agreement in principle between the Company and the German tax authorities.

(2)	In France, property tax is based on the market value of real property subject to the tax, which may be subject to redetermination by the French tax authorities. Based on an indication that the tax authorities intended to redetermine the market value of certain real property of the Company’s French subsidiaries, the provision was recorded for a total amount of € 844 thousand in 2003. In 2004, the tax authorities redetermined, in fact, only a portion of the relevant property tax bases, for an amount of € 664 thousand. Consequently, the remaining part of the provision, € 180 thousand, was reversed unused, following the expiration of the relevant statute of limitations.

(3)	In France, business tax may also be reassessed by the tax authorities following a redetermination by them of the market value of real property which is subject to the tax. The Company recorded a provision in 2002 based on its best estimate of the market value of certain of its real property subject to the tax, which was supported by the view of an external advisor. The tax authorities, however, failed to redetermine the property tax bases for this property for 2000. Thus, the provision was reversed in FY 2004 upon the expiration of the relevant statute of limitations.

(4)	In 2002 and 2003, the Company’s most important French subsidiaries were subject to a tax audit. The tax audit primarily related to the years 1998, 1999 and 2000. At year-end 2003, based on discussion and written exchanges with the French tax authorities, the Company became aware that it was likely that the authorities would propose an adjustment relating to VAT on postage costs (based on its analysis of the law, the Company did not apply VAT to postage costs which it invoiced to customers). Accordingly, the Company recorded a provision relating to the risk that the tax authorities would impose a similar adjustment for the years 2001 to 2003. In fact, although the years 1998, 1999 and 2000 had been reassessed on this issue, the tax authorities failed to challenge the Company’s position on the issue for the year 2001. Thus, the Company reversed the related provision for that year, upon the expiration of the relevant statute of limitations.

(5)	With respect to the 2000 tax return filed by the Company’s largest subsidiary in France, the Company identified a risk which related to whether a special tax regime that was generally applicable to companies located in certain designated development areas was specifically applicable to the Company’s subsidiary. The Company had taken the position that the subsidiary was eligible for the special tax regime on a carry forward basis, although significant and varied interpretation of the law on this point was possible and for which the Company had a low degree of confidence that its tax position would ultimately be sustainable. A reserve was established in the 2000 tax accrual to reflect this position. As part of the tax audit discussed in section 4 above, the Company addressed this issue with the tax authority, which eventually did not challenge the Company’s position. As a result, the Company reversed the related provision.

(6)	The Company’s largest subsidiaries in Singapore are the subject of a tax audit, which extends to a number of years. In 2003, based on discussion and written exchanges with the Singapore tax authorities, the Company became aware that it was likely that the authorities would propose an adjustment relating to the deductibility of interest expense and the entitlement of one of the subsidiaries to capital allowances. Based on the Company’s best estimate of the final outcome of the tax audit, a provision of € 404 thousand was recorded. Thereafter, based on further evidence provided by the Company to the tax authorities in 2004, the authorities indicated that the potential amount of risk was reduced. On this basis, the Company reduced the related provision by € 94 thousand in 2004.

8.

19. Non-current portion of provisions and other liabilities, page F-25
Comment:
6. We note your response to comment 13; however, based upon the disclosure in the last paragraph of page F-25, it appears that the impact of discounting is material to your 2004 US GAAP net income. Please revise your US GAAP financial statements disclosures or explain why you believe this error is not material. As a part of your response you should tell us, in quantified detail, how discounting has impacted you reported US GAAP net income and also how you expect it to impact future net income.
Response:
As described in our previous letter to the Staff dated October 13, 2005, the Company determined that it was appropriate under IFRS to discount the tax receivable.
The current tax receivable was discounted over a period of 2.5 years at a discount rate of 5%, consistent with the rates used by the Company to discount its obligations. The initial discounting impact of € 3,024 thousand booked in Q3 2004 is reversed on a straight-line basis between Q4 2004 and Q2 2007, when the receivable will be reimbursed.
The Company also considered materiality, based on both quantitative and qualitative measures:
Quantitative measures:
The impact on the consolidated US GAAP net income for fiscal year 2004 amounted to € 2.8 million (net of € 3.0 million relating to the initial discounting, and € 0.2 million relating to the reversal for Q4 2004), and the impact on the net income before taxes amounts to € 0.2 million (impact on financial income and expense due to discounting).
The net income under US GAAP is € 8.2 million, and the net income before taxes is € 21.1 million. The Company’s FY 2003 US GAAP net income was a loss of € (182) million, and FY 2002 was a loss of € (280) million.
The detailed impact on FY 2004 and FY 2005 forecasted earnings is set forth below:
in million euros, except per share data
GROUP

	2005		2004
	forecast		US GAAP
Net sales	960.0		865.0

Operating income	74.0		27.0

Financial income and expense	7.2		5.6
Associates and other	(7.9)		(9.9)
Minority interest			(1.6)

Income before taxes	73.3		21.1

Income taxes	(9.0	)(1)	(12.9)

Net income	64.3		8.2

Earnings per share

9.

	2005	2004
	forecast	US GAAP
Basic	0.1060	0.0135
Diluted	0.1062	0.0136

(1)	excluding any reversal of valuation allowance on DTA — under examination
IMPACT OF US GAAP MISSTATEMENT — DISCOUNTING OF CARRY BACK

Financial income and expense	1.1	0.2

Income before taxes	1.1	0.2

Income taxes	0.0	(3.0)
Net income (loss)	1.1	(2.8)

Earnings per share
Basic	0.00179	(0.00454)
Diluted	0.00179	(0.00455)
IMPACT OF US GAAP MISSTATEMENT – DISCOUNTING OF CARRY BACK (IN % OF GEMPLUS GROUP)

Financial income and expense	15.06%	4.71%

Income before taxes	1.5%	1.3%

Income taxes	0.00%	23.30%

Net income (loss)	1.69%	(33.54)%

Earnings per share
Basic	1.69%	(33.54)%
Diluted	1.69%	(33.54)%
Qualitative measures:
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate
The misstatement under US GAAP arises from an item capable of precise measurement.
Whether the misstatement masks a change in earnings or other trends
The impact of the misstatement resulted in reducing US GAAP net income by 33% in FY 2004. It will result in an increase in net income by less than 2% for FY 2005, 2006 and 2007.
Given that the net income has increased by € 190 million between FY 2003 and 2004, the net impact of € 2.8 million does not mask a trend in earnings, keeping in mind that operating income and cash flows from operations are the key measured used for assessing the trends in the Company’s performance (see analysts slide shows or press releases).
The impact on net income before taxes is minimal: 1.3% for FY 2004, and should not exceed 2% for FY 2005 based on the latest forecasts of the Group.

10.

The impact on the US GAAP Earning Per Share for FY 2004 is less than € 0.01, and the impact on forecasted FY 2005 results is also less than € 0.01, resulting for both years in no difference on the amounts disclosed or to be disclosed in the applicable notes to the Company’s financial statements.
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise
The Company uses IFRS for its financial reporting. The main measures the Company and analysts use to explain the trends of the business are operating income and cash flows from operations, which are not impacted by this misstatement. US GAAP amounts are not included in analyst’s slides shows, and the US GAAP result are not disclosed in the press release. Consequently, the investors’ expectations are not likely to be affected by this misstatement.
Whether the misstatement changes a loss into income or vice versa
The misstatement would further increase the US GAAP net income for FY 2004, and the impact on future periods would be minimal compared to the level of expected earnings. Therefore, the reversal of the misstatement in FY 2004 would neither result in a change in the nature of income reported, nor on future periods.
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability
The Company has designated its IFRS operating profit as its segmental measure. This misstatement does not affect the IFRS operating profit, and therefore does not affect segment reporting.
Whether the misstatement affects the registrant’s compliance with regulatory requirements
The misstatement does not affect the Company’s compliance with regulatory requirements.
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements
The Company does not hold any loan covenants and the misstatement does not affect any contractual requirements.
Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
Management’s variable compensation is based on IFRS financial statements. The accounting entry booked under IFRS had a negative impact on income tax expense and net income, and thus did not increase management’s compensation. The restatement would result in decreasing the income tax expense and increasing the net income under US GAAP, which would have no effect on management’s compensation.
Whether the misstatement involves concealment of an unlawful transaction.
The option to elect for a carryback of certain tax losses on prior periods’ taxable profits is specified in the applicable law. The misstatement does not involve any concealment of an unlawful transaction.
Conclusion:
•	The potential misstatement would affect the US GAAP pre-tax and net income for 2004, which is not followed by analysts or investors, and which does not trigger management compensation;

•	the potential misstatement does not mask a trend in earnings or any other trend, and does not change an income into a loss or vice versa on FY 2004 or future periods, based on Q1 and Q2 2005 actual results, or 2005 forecasted results; and

11.

•	the potential misstatement does not affect the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements, and it does not involve concealment of an unlawful transaction.
Based on all the above considerations, the Company does not believe that restatement of prior US GAAP information is required on the basis of immateriality to the financial statements taken as a whole. In addition, the effect of the misstatement on 2006 and 2007 US GAAP information is not estimated to be material.
37. Related party transactions, page F-44
Comment:
7. We note your response to comment 17. Please clarify for us the Company’s ownership percentage in WRT after exercising the warrants but prior to making the share loan. If the Company had voting right in excess of the 50% before the share loan, explain to us in further detail the terms and the conditions of the share loan and any arrangements with the new investor that precluded consolidation for US GAAP purposes under FIN 46 and SFAS 94.
Response:
The warrants referred to in the Company’s response to comment 17 could be exercised upon certain events, including a capital increase of WRT. A new investor requested that the Company exercises their warrants prior to their investment in WRT. In practice, the warrants were exercised as a result of the new investment, and brought the Company’s interest to 53%. Prior to the exercise of the warrants, the Company’s share of WRT’s voting stock was 46%.
As one of the conditions to their investment, the new investor requested that the Company’s voting rights were capped to 49%. In order to ensure that those voting rights were capped at 49%, the new investor requested that the Company lends any shares in excess of 49% of the voting stock to Dassault or to the new investor themselves. In addition, a new shareholders’ agreement was made which restricted the Company’s voting rights to 49%. The Company entered into the share loan agreements immediately after the investment. Under the shareholders’ agreement, the Board of Directors is composed of 5 members, 2 of which are appointed by the Company.
FAS 94 requires consolidation of entities in which the parent owns a majority of the voting interest. Prior to the mandated exercise of the warrants, the Company did not hold a majority of the voting interest of WRT. Immediately upon the exercise of the warrants, the Company could have been deemed to hold more than 50% of the equity shares, however their voting influence has been simultaneously restricted to 49%. This has been specifically structured by the other shareholders so that the Company does not gain control of WRT. Consequently, in accordance with FAS 94, the Company would be precluded from consolidating WRT both on a historical basis and in the future.
In accordance with Staff’s comments, the Company has included below its analysis of its interests in WRT in accordance with FIN 46. The Company has concluded, based on the following characteristics in paragraph 5 of FIN 46, that WRT does not qualify as a variable interest entity.
Is the equity insufficient to finance the activities of the entity?
No. WRT runs an independently and is a cash-generating activity (software application for the bank industry). Since 2003, the entity is self-financed, started to generate positive cash flows in 2004. The total share capital and share premium amounts to € 20 million.
Do the holders of the equity investment lack decision making rights?

12.

No, 100% of the voting rights are held by the equity holders of WRT
Equity with non-substantive voting rights?
In accordance with FIN 46, an entity qualifies as a variable interest entity if it has equity with a disproportionate share of voting rights, and the entity operates on behalf of the shareholder with the disproportionate voting right:
“The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.”
WRT was established in 1996, and the Company’s first investment in WRT occurred in 2000. Prior to 2003, the Company’s equity investment was in direct proportion to their economic rights. The terms of the share loan dictate that the shares will revert to the Company upon the occurrence of the earlier of a sale of the shares or 2009. The shares revert to the Company if and when the Company sells them. This could be interpreted as an economic right. Consequently it is possible to conclude that the Company does have a disproportionate voting right (49%) as compared to its economic rights (53%).
WRT is an independent provider of software to the banking industry. WRT has business partnership with competitors of the Company. Therefore although the Company has shares with disproportionate voting rights (49%) as compared to its economic rights (53%), the activities of the WRT are not solely on behalf of the Company.
Do parties other than the holders of the equity investment have the obligation to absorb expected losses?
No. The equity holders have the obligation to absorb 100% of the losses, with common limitation to their capital contribution.
Do parties other than the holders of the equity investment have the right to receive the residual returns?
No. 100% of expected returns will flow to the equity holders of WRT.
Based on the above analysis, the Company concluded that WRT is not a variable interest entity as defined in FIN 46.
39. Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles, page F-46
Comment:
8. We understand from your response to comment 24 that the only material GAAP difference identified in your associates is goodwill amortization. The Company has performed an analysis of these investments and has not discovered any additional item. We assume you mean additional material item as we expect there should be many differences in the accounting policies of your associates and US GAAP. In light of the significance of your share of the net loss of your associates as compared to your net income in 2004, it is unclear to us how you determined that there were no other material GAAP differences. Please explain to us in detail the extent and nature of management’s analysis. Provide us a quantified summary of all the GAAP differences identified in your analysis. Also, tell us if you considered the impact of the differences in GAAP of your associates on a combined basis when assessing materiality and, if not, explain why not.

13.

Response:
For all its investments in associates, the Company obtains the latest audited financial statements available for each closing date including notes to the financial statements, as well as any quarterly or monthly management reports for periods still under audit.
The Company performs a review of those financial statements in order to identify any IFRS or US GAAP reconciling item.
In addition, the internal audit group of the Company has had direct access to the accounting records of some of our associates, and has performed detailed reviews of balance sheet and profit and loss accounts, in order to identify any IFRS or US GAAP reconciling item.
Based on those reviews, the only reconciling item between IFRS and US GAAP identified and recorded by the Company is goodwill amortization.
The following information relates to our associates:

	December 31, 2004		Year end 2004
				GW	P/L
	Share	Goodwill		impairment	associates
	in equity	Net book value	Share in P&L	US GAAP	US GAAP	% interest	Auditor

Netsize	(482)	4256	(1166)		(1166)	21%	KPMG
Realtime AS	868	1254	(30)	(1346)	(1376)	49%	PwC
Welcome Realtime	2075	1106	(579)		(579)	49%	PwC

Smartlab Singapore	2183	—	(173)		(173)	50%	Ernst&Young
Toppan Gemplus	797	—	442		442	50%	KPMG
Intranode	—	—	9	(79)	(70)	N/A	N/A
Immotec	294	—	(70)		(70)	50%	N/A
LMG	513	—	(296)		(296)	50%	KPMG
Others non material	—	—	128		128	N/A	N/A

Total	6248	6616	(1735)	(1425)	(3160)

*****
If the Staff has any questions regarding any of the above, please do not hesitate to contact Jason Cohen at +41 787702285.
The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.
Very truly yours,
Gemplus International SA
/s/
Frans Spaargaren
Chief Financial Officer

14.